UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Humann, L. Phillip
   303 Peachtree Street, N.E.
   Atlanta, GA  30308
2. Issuer Name and Ticker or Trading Symbol
   SunTrust Banks, Inc.
   (STI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   58-1575035
4. Statement for Month/Year
   December/1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director & President, SunTrust Banks, Inc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/30/|G   | |999 shares        |D  |           |153,147 shares     |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |33,200 shares      |I     |Spouse                     |
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                           |      |    | |                  |   |           |22,936 shares      |I     |401(k)                     |
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                           |      |    | |                  |   |           |10,625 shares      |I     |(1)                        |
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                           |      |    | |                  |   |           |330,000 shares     |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (3)            |$30.00  |     |    | |           |   |8/8/1|8/8/2|Common Stock|33,000 |       |33,000      |D  |            |
                      |        |     |    | |           |   |995  |005  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Held in trust by spouse for members of immediate
family.
(2) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan.
Subject to certain performance and/or vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations. Both plans are exempt under Rule
16(b)-3.
(3) The option becomes exercisable in 10% increments over 10 years or in the event of death or change of control pursuant to 1995 Executive Stock
Plan.
SIGNATURE OF REPORTING PERSON
/s/ L. Phillip Humann by Raymond Fortin, Power of Attorney
DATE
December  31,  1996